Form 10-K405, Exhibit 13
period 1997-11-02
NORRELL CORP
filed 1998-02-02
CIK 778397

                                  EXHIBIT 13.1


                                 FINANCIAL DATA

FINANCIAL REVIEW

Selected Consolidated Financial Data

--------------------------------------------------------------------------------

Norrell Corporation and Subsidiaries


The following Selected Consolidated Financial Data with respect to the Company's consolidated statements of income for the years ended November 2, 1997, October 27, 1996, and October 29, 1995, and, with respect to the Company's consolidated balance sheets as of November 2, 1997, and October 27, 1996, have been derived from the Company's Consolidated Financial Statements for such years which have been audited by Arthur Andersen LLP, and are included elsewhere herein. The Selected Consolidated Financial Data with respect to the Company's consolidated statements of income for the years ended October 30, 1994, and October 31, 1993, and, with respect to the Company's consolidated balance sheets as of October 29, 1995, October 30, 1994, and October 31, 1993, have been derived from the Company's Consolidated Financial Statements for such years which have been audited by Arthur Andersen LLP. The following data should be read in conjunction with the Company's Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Fiscal Years Ended                               Nov. 2, 1997(1) Oct. 27, 1996  Oct. 29, 1995     Oct. 30, 1994  Oct. 31, 1993
------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)

Income Statement Data:

  Revenues                                        $ 1,300,039     $ 1,013,877     $   842,360     $   701,921     $   576,748
    Cost of services                                1,014,048         795,013         656,517         543,330         436,287
------------------------------------------------------------------------------------------------------------------------------
    Gross profit                                      285,991         218,864         185,843         158,591         140,461
  Operating expenses                                  209,499         169,206         149,745         128,919         117,196
  Depreciation and amortization                        10,365           5,904           4,261           4,677           3,596
  Non-recurring charges                                17,700              --              --              --              --
  Write-off of goodwill                                    --              --              --              --           6,584
  Write-off of software development costs                  --              --              --              --           1,527
  Provision for lease, legal and other charges             --              --              --              --           1,381
------------------------------------------------------------------------------------------------------------------------------
    Income from operations                             48,427          43,754          31,837          24,995          10,177
------------------------------------------------------------------------------------------------------------------------------
  Other income (expense)
    Recovery of preferred
      stock investment                                     --              --              --           5,000              --
    Interest expense                                   (6,989)         (1,200)           (365)         (1,956)         (3,797)
    Other                                              (1,986)         (1,485)         (1,628)           (408)           (398)
------------------------------------------------------------------------------------------------------------------------------
    Total Other Income (Expense)                       (8,975)         (2,685)         (1,993)          2,636          (4,195)
------------------------------------------------------------------------------------------------------------------------------
  Income from continuing operations
    before income taxes                                39,452          41,069          29,844          27,631           5,982
  Income taxes                                         14,994          15,812          12,518          11,827           2,699
------------------------------------------------------------------------------------------------------------------------------
  Income from continuing operations                    24,458          25,257          17,326          15,804           3,283
  Discontinued operations:
    Loss from operations, net                              --              --              --              --          (2,909)
    (Loss) gain on disposal, net                           --              --            (348)             --           5,813
  Extraordinary item                                       --              --              --              --            (499)
  Cumulative effect of change in
    accounting principle                                   --              --              --           3,414              --
------------------------------------------------------------------------------------------------------------------------------
Net income                                        $    24,458     $    25,257     $    16,978     $    19,218     $     5,688
------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) per common share:
  Continuing operations                           $      0.91     $      1.00     $      0.71     $      0.69     $      0.13
  Discontinued operations                                  --              --           (0.01)             --            0.12
  Extraordinary item                                       --              --              --              --           (0.02)
  Cumulative effect of change in
    accounting principle                                   --              --              --            0.15              --
------------------------------------------------------------------------------------------------------------------------------
Net income                                        $      0.91     $      1.00     $      0.70     $      0.84     $      0.23
------------------------------------------------------------------------------------------------------------------------------
Weighted average number of shares                      26,747          25,344          24,357          22,782          24,872

Consolidated Balance Sheet Data:
  Current assets                                  $   237,879     $   167,388     $   138,495     $   111,735     $   120,612
  Working capital                                     113,314          64,590          55,492          46,952          30,556
  Total assets                                        438,844         263,231         182,024         153,243         166,274
  Long-term debt                                       60,129          23,316           2,057             386          19,180
  Shareholders' equity                                207,206          98,032          72,934          67,266          43,600


(1)  Fiscal year included 53 weeks. All other fiscal years included 52 weeks.

Management's Discussion and Analysis of Financial
Condition and Results of Operations

--------------------------------------------------------------------------------

Norrell Corporation and Subsidiaries


The following discussion should be read in conjunction with the Selected Consolidated Financial Data and the Consolidated Financial Statements of the Company and related notes thereto appearing elsewhere in this Annual Report.

Recent Developments

Stock Offering
On July 28, 1997, the Company sold an additional 2,500,000 shares of its common stock. The net proceeds of $76.1 million were used to reduce indebtedness under the Company's $150.0 million revolving credit facility.

Acquisitions
On January 2, 1997, the Company acquired all of the outstanding common and preferred stock and all vested and unvested stock rights of Comtex Information Systems, Inc. ("Comtex") for $67.0 million of cash plus stock options to acquire approximately 141,000 shares of Norrell Corporation Common Stock at a weighted average exercise price of $4.56 per share. Comtex is a New York City-based provider of information technology services, including systems planning and development, organizational consulting related to business transformation and staff augmentation support. Comtex has locations in New York, New York; White Plains, New York; and Miami, Florida. The acquisition, which was accounted for under the purchase method, was financed with borrowings under the Company's revolving credit facility. The results of operations of Comtex are included in the statements of income beginning January 2, 1997.

       On October 17, 1997, the Company acquired all of the assets of IMCOR, Inc. ("IMCOR") in an all-cash-purchase transaction. IMCOR is based in Connecticut and provides companies with experienced interim managers and project leaders in the areas of general management, finance, operations, information technology, manufacturing, marketing, human resources and strategic planning. IMCOR has offices in Stamford, Connecticut; Chicago, Illinois; Dallas, Texas; Los Angeles, California; and New York, New York.

       On the last day of the 1997 fiscal year, the Company repurchased its franchise in Orlando, Florida, consisting of six Staffing Services offices. The purchase price was composed of cash and Norrell Corporation Common Stock.

Non-recurring Charges
During the fourth quarter of 1997, the Company recorded a charge of $17.7 million, before tax, of which $15.0 million was related to the impairment of certain management information systems (MIS) development costs. The MIS development cost write-down resulted from an examination of the Company's payroll and billing systems. Based on a review made in conjunction with outside consultants, the system architecture of the weekly payroll system lacked the required capacity, flexibility and speed to support anticipated volumes. Additionally, as a consequence of billing system customizations required to meet the Company's customer and financial reporting requirements, and the resulting difficulty and cost to upgrade the billing system, the system must be replaced versus upgraded. A process, supported by outside consultants, is underway to re-examine long-term business needs and to determine an appropriate technical solution to the Company's systems requirements. The Company anticipates completing the technical assessment by the end of the first quarter of fiscal 1998. In the interim, the Company expects no disruption in normal business. The recognition of this impairment was in accordance with the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." The remaining $2.7 million charge resulted from the termination of two businesses that did not meet the Company's expectations: a joint venture formed in October 1994 of which the Company has a 50% interest and a Staffing Services business acquired in April 1994 which provided executive training. This charge was equal to the Company's investment in the joint venture, the acquired goodwill in the Staffing Services business and estimated costs to terminate operations of each business.

Teamsters Strike at UPS
The Company's fourth quarter was adversely impacted by the Teamsters strike at UPS, one of the Company's largest customers. The estimated fourth quarter impact of the strike was reduced earnings per share of approximately $.04. Although the strike lasted only two weeks, current revenue levels are at only 75% to 80% of pre-strike levels. Several locations have not resumed service and bill rates have been lowered in certain cases as UPS tries to reduce costs. The Company maintains a strong relationship with UPS and anticipates this relationship to continue. However, the Company expects the lower revenue level from UPS to persist in the near future.

General
The Company is organized into three service groups: Staffing Services, which provides temporary administrative, teleservices and light industrial staffing; Professional Services, which provides information technology, accounting staffing and interim executive staffing; and Outsourcing Services, which provides administrative services and teleservices through contracts in which the Company assumes responsibility for the results of a client process. The Company's customers are businesses, professional and service organizations, and government agencies in the United States and Canada.

       Revenue is generally recognized upon the performance of services. Certain services are performed under long-term contracts and revenue from these contracts is recognized by the percentage-of-completion method.

       A portion of the Company's revenues is attributable to franchised operations. Employees and customers of the franchised operations are employees and customers of the Company. The Company includes such revenues and related direct costs in its revenues and cost of services, respectively. The net distribution paid to franchisees is based upon a percentage of the gross profit generated and is included in the Company's selling, general and administrative expenses.

       The fiscal year ended November 2, 1997, is referred to as "1997," the fiscal year ended October 27, 1996, is referred to as "1996" and the fiscal year ended October 29, 1995, is referred to as "1995."

Results of Operations
The following table sets forth certain statement of income items as a percentage of revenues for 1997, 1996 and 1995:

                                       1997(1)     1996      1995
Revenues                               100.0%     100.0%     100.0%
Cost of services                        78.0       78.4       77.9
-------------------------------------------------------------------
  Gross profit                          22.0       21.6       22.1
Operating expenses                      16.1       16.7       17.8
Depreciation and amortization            0.8        0.6        0.5
Non-recurring charges                    1.4       --         --
-------------------------------------------------------------------
  Income from operations                 3.7        4.3        3.8
-------------------------------------------------------------------
Other expense
  Interest expense                      (0.5)      (0.1)      (0.1)
  Other                                 (0.2)      (0.1)      (0.2)
-------------------------------------------------------------------
Income from continuing operations
  before income taxes                    3.0        4.1        3.5
Income tax expense                       1.1        1.6        1.4
-------------------------------------------------------------------
Income from continuing operations        1.9        2.5        2.1
-------------------------------------------------------------------
Net income                               1.9        2.5        2.0
-------------------------------------------------------------------

(1) Fiscal year included 53 weeks.

       The Company operates on a 52-53-week fiscal calendar. A 53rd week occurs in one of every five or six fiscal years depending on the timing of leap years. The 1997 fiscal year included 53 weeks compared to 52 weeks for the 1996 and 1995 years. Therefore, 1997 revenues and associated costs and expenses were impacted by this extra week of operations. If 1997 had been a 52-week year and the previously discussed non-recurring charges were excluded, comparative results of operations would have been reported as follows:

                                         Adjusted 1997(1)    1996
Revenues                                 $ 1,275,051     $ 1,013,877
Cost of services                             994,279         795,013
--------------------------------------------------------------------
  Gross profit                               280,772         218,864
Operating expenses                           206,526         169,206
Depreciation and amortization                 10,365           5,904
--------------------------------------------------------------------
  Income from operations                      63,881          43,754
Other expense
  Interest expense                            (6,960)         (1,200)
  Other                                       (1,897)         (1,485)
--------------------------------------------------------------------
Income from operations
  before income taxes                         55,024          41,069
Income tax expense                            20,911          15,812
--------------------------------------------------------------------
Net income                               $    34,113     $    25,257
--------------------------------------------------------------------
Earnings per common share                $      1.28     $      1.00
--------------------------------------------------------------------

  Excludes the impact of the 53rd week and non-recurring charges.


Year Ended November 2, 1997, Compared to Year Ended October 27, 1996
Revenues increased 28.2%, or $286.2 million, to $1.3 billion in 1997. Staffing Services revenues grew 19.2% to $882.9 million, and accounted for 67.9% and 73.1% of total 1997 and 1996 revenues, respectively. Staffing Services volume, as measured by hours that staffing employees worked, increased 13.6% and prices rose 3.0% compared to 12.4% and 3.9% for 1996. Outsourcing Services revenues grew 21.4% to $252.6 million. Outsourcing Services revenues from customers other than IBM increased $31.3 million from 1996 to $91.6 million. Included in Outsourcing Services revenues was the recognition of $1.8 million and $2.2 million in 1997 and 1996, respectively, of deferred gain from the return in January 1995 of Company stock held by IBM. Professional Services revenues were $164.6 million in 1997 compared to $65.1 million in 1996, a 152.9% increase. The Company added to its Professional Services Group through the acquisitions of Analytical Technologies, Inc. and ANATEC Canada, Inc. (collectively "ANATEC") in July, 1996, American Technical Resources, Inc. ("ATR") in August, 1996, Accounting Resources, Inc. ("ARI") in November, 1996 and Comtex in January, 1997. The accompanying financial statements include the results of operations of Comtex, ANATEC and ARI from the acquisition dates. ATR was accounted for as a pooling of interests and, accordingly, the accompanying financial statements include the results of ATR for all periods presented. If revenues for the 53rd week were excluded, consolidated 1997 revenues would have increased $261.2 million or 25.8%. Staffing Services, Outsourcing Services and Professional Services revenues would have grown $123.6 million, $39.5 million and $98.1 million and 16.7%, 19.0% and 150.6%, respectively.

       Gross profit increased 30.7%, or $67.1 million, to $286.0 million in 1997. Gross margin (gross profit as a percent of revenues) increased from 21.6% in 1996 to 22.0% in 1997. Staffing Services gross margin decreased from 22.0% in 1996 to 21.3% in 1997. The decline was due to volume increases in certain lower margin accounts. Outsourcing Services gross margin increased from 18.2% in 1996 to 18.4% in 1997. Professional Services gross margin increased from 27.6% in 1996 to 31.2% in 1997 due principally to the acquisition of Comtex. If gross profit for the 53rd week was excluded, consolidated gross profit would have increased $61.9 million. Staffing Services, Outsourcing Services and Professional Services gross profit would have increased $21.0 million, $7.8 million, and $33.1 million, respectively.

       Operating expenses increased 23.8%, or $40.3 million. The operating expense increase included $5.0 million of higher franchise commissions associated with increased franchise revenues, $26.5 million of increased personnel and personnel-related costs associated with internal growth, and $6.0 million of increased costs associated with the Comtex and ANATEC acquisitions. If operating expenses associated with the 53rd week were excluded, operating expenses would have increased $37.3 million or 22.1%. Depreciation and amortization expense increased 75.6%, or $4.5 million due to increased investment in management information systems and amortization of goodwill from acquisitions.

       Interest expense increased from $1.2 million in 1996 to $7.0 million in 1997 as a result of borrowings to fund the acquisitions discussed above; spending on MIS development; additions to property and equipment; and the increased cost associated with carrying a higher trade accounts receivable balance (see Liquidity and Capital Resources), net of the proceeds from the Company's July 28, 1997, stock offering.

       Other expense increased from $1.5 million in 1996 to $2.0 million in 1997. Included in other expense is the Company's share of losses from its 50% ownership in a joint venture formed in October 1995 to provide administrative outsourcing for health care facilities. The losses totaled $2.0 million in 1997 and $830,000 in 1996. The termination of this business is discussed above.

Management's Discussion and Analysis of Financial
Condition and Results of Operations

--------------------------------------------------------------------------------

Norrell Corporation and Subsidiaries



       The effective income tax rate declined from 38.5% in 1996 to 38.0% in 1997 primarily as a result of reduced state income taxes.

       Earnings per share declined to $0.91 in 1997 from $1.00 in 1996. Excluding the impact of the 53rd week and the 1997 non-recurring charges, 1997 earnings per share would have been $1.28, a 28.0% increase over 1996.

Year Ended October 27, 1996, Compared to Year Ended October 29, 1995
Revenues increased 20.4%, or $171.5 million, to $1.014 billion in 1996. Staffing Services revenues grew 16.7% to $740.7 million, and accounted for 73.1% and 75.3% of total 1996 and 1995 revenues, respectively. Staffing Services volume increased 12.4% and prices rose 3.9% compared to 13.4% and 7.0% for 1995. During 1996, the Company acquired two information technology companies, ANATEC and ATR. ANATEC, which specializes in information technology consulting, project management, training, and software systems integration, was purchased for cash on July 15, 1996. ATR, which provides short- and long-term contract programmers, was acquired in a transaction accounted for as a pooling of interests on August 5, 1996. These two acquisitions plus the Company's existing Financial Staffing division, which provides temporary accounting and financial staffing, were combined into the Professional Services group. The accompanying financial statements include the results of operations of ANATEC from July 15, 1996, the acquisition date. ATR was accounted for as a pooling and, accordingly, the accompanying financial statements include the results of ATR for all periods presented. Professional Services revenues were $65.1 million in 1996 compared to $34.0 million in 1995, a 91.5% increase. Outsourcing Services revenues grew 19.7% to $208.1 million. Outsourcing Services revenues from customers other than IBM increased $15.3 million from 1995 to $60.3 million. Included in Outsourcing Services revenues was the recognition of $2.2 million and $4.5 million in 1996 and 1995, respectively, of deferred gain from the return in January 1995 of Company stock held by IBM.

       Gross profit increased 17.8%, or $33.0 million, to $218.9 million in 1996. Gross margin decreased from 22.1% in 1995 to 21.6% in 1996. Staffing Services gross margin decreased slightly from 22.4% in 1995 to 22.0% in 1996. During the first quarter of 1996, workers' compensation liability for the franchise division of Norrell Services was adjusted to give effect to a much better than expected loss experience. The adjustment resulted in a reduction of $800,000 in cost of services which added 0.1% to the Staffing Services gross margin. Without this adjustment, gross margin declined to 21.9% in 1996 due to a higher proportion of large accounts which typically have lower margins. Outsourcing Services gross margin declined from 20.4% in 1995 to 18.2% in 1996 due primarily to the renegotiation of a large contract with IBM. The renegotiation extended the contract term through December 1998. Of the 2.2 percentage point decline in Outsourcing Services gross margin, 1.8 percentage points were the result of the renegotiation. Professional Services gross margin increased from 24.6% in 1995 to 27.6% in 1996 as a result of higher information technology services margins.

       Operating expenses increased 13.0%, or $19.5 million. The increase also included $2.6 million of higher franchise commissions associated with increased franchise revenues, $15.7 million of increased personnel and personnel-related costs, and $2.1 million of increased costs associated with 1996 office additions. Depreciation and amortization expense increased 38.6%, or $1.6 million.

       Interest expense increased from $365,000 in 1995 to $1.2 million in 1996 as a result of borrowings to fund the purchase of ANATEC.

       Other expense decreased from $1.6 million in 1995 to $1.5 million in 1996. Included in other expense is the Company's share of losses from its 50% ownership in a joint venture formed in October 1994 to provide administrative outsourcing for health care facilities. The losses totaled $830,000 in 1996 and $875,000 in 1995. Other expenses for 1995 also included a loss of $307,000 from the sale in October 1995 of rental real estate. The property had a net book value of $4.3 million and the Company received cash and a $3.4 million, three-year, 7% note.

       The effective income tax rate declined from 41.9% in 1995 to 38.5% in 1996 primarily as a result of reduced state income taxes.

       Earnings per share from continuing operations rose to $1.00 in 1996 from $.71 in 1995. The 1995 period included a discontinued loss of $.01 per share.

Liquidity and Capital Resources
The Company's short-term liquidity depends primarily upon its level of net income, accounts receivable, accounts payable and accrued expenses. The nature of the Company's business requires payment of wages to its temporary personnel on a weekly basis and to its other employees on a bi-weekly basis while payments from its clients are received on average 30 to 60 days after billing. As a result of this timing difference, the Company's working capital requirements increase proportionately with its revenue increases. The Company has no binding commitments for capital expenditures during the next fiscal year. The Company, with the assistance of outside consultants, is currently assessing 1998 capital and information systems development spending required to meet long term billing, payroll and reporting needs. The Company anticipates completing the technical assessment by the end of the first quarter and does expect that its operating cash flows and credit facilities will be sufficient to fund such spending. See
Note 12 of Notes to Consolidated Financial Statements regarding commitments under the Company's headquarters office building lease and information systems contract. The Company's primary sources of liquidity are operating cash flows and credit facilities totaling $150.0 million. See Note 7 of Notes to Consolidated Financial Statements.

       Cash used in operations in 1997 was $1.4 million compared to cash provided of $38.0 million in 1996. The 1997 period included an increase of $60.7 million in trade accounts receivable compared to an increase of $20.2 million in 1996. The 1997 increase was due principally to the higher level of revenues in 1997 and to continuing billing delays caused by the conversion in December 1996 to a new billing and accounts receivable system. The Company does not believe that system issues have materially impacted the collectibility of its accounts receivable. The Company is currently assessing the billing system technical design and expects to incur additional costs to replace the existing system and to improve its operations. Higher revenues in 1997 were due, in part, to the January acquisition of Comtex and a full year of operations for ANATEC. During the 1997 period, cash used in operating activities was partially offset by an increase in accrued expenses (an increase in cash) of $18.0 million compared to an increase of $7.8 million in 1996. This increase was due to internal growth in operations and payments that will be made in the future related to the acquisitions of Comtex and the Orlando franchise. The 1996 cash provided by operating activities included a $13.0 million gain from the sale of the Company's interest in its Atlanta headquarters building which was sold by its joint venture owner. The Company had a 50% interest in the joint venture. Concurrent with the sale, the Company extended its lease for office space in the building for an additional seven years to now expire in 2007. The gain is being deferred and amortized on a straight-line basis through July 2005, the date on which the landlord may terminate the lease, and is recorded as a reduction in rent expense.

       Investing activities used cash of $121.0 million in 1997 compared to cash used of $56.9 million in 1996. The October 1997 purchases of IMCOR and the Orlando franchise, the January 1997 purchase of Comtex, the November 1996 purchase of ARI and the final payment associated with the July 1996 acquisition of ANATEC resulted in cash uses of $87.7 million in 1997. The purchase of Valley Staffing Services, Inc. in January 1996 and ANATEC in July 1996 used cash of $33.0 million in 1996. The investing activities for 1997 and 1996 included MIS development costs of $17.7 million and $14.7 million, respectively.

       Financing activities provided cash of $120.2 million in 1997 compared to cash provided of $22.7 million in 1996. The 1997 period included the receipt of proceeds from the July 28 stock offering of $76.1 million. Additionally, net proceeds from the issuance of long-term debt provided cash in 1997 of $39.9 million compared to cash provided of $23.8 million in 1996. The increase in cash was used to fund the acquisitions discussed above; spending on MIS development; property and equipment; and the increased cost associated with carrying a higher trade accounts receivable balance.

       The Company's long-term liquidity is also dependent upon cash flows from operations and borrowing under its credit facilities. The Company has historically been able to obtain debt financing adequate to fund its operations. As described in Note 7 to the Notes to Consolidated Financial Statements, the Company has an unsecured revolving credit facility of $150.0 million which extends until September 30, 2000, and $50.0 million of unsecured bank lines of credit. Management believes the Company's relationships with its lenders are good and that it will be able to obtain any required financing upon maturity of its existing credit facilities. The Company has no long-term commitments other than those described in Note 12 to the Notes to Consolidated Financial Statements.

       The Company believes that funds provided from operations and available borrowings under its credit facilities will be sufficient to meet its needs for working capital and capital expenditures at least through the end of the coming fiscal year.

New Accounting Pronouncements
In March 1997, the Financial Accounting Standards Board released Statement of Financial Accounting Standard No. 128 ("SFAS 128"), "Earnings Per Share," which is effective for fiscal years ending after December 15, 1997. Early adoption is not permitted. SFAS 128 may significantly change reported earnings per share ("EPS") for companies, such as Norrell Corporation, with complex capital structures as compared to EPS calculated using the modified treasury stock method. See Note 1 of Notes to Consolidated Financial Statements where discussed.

       In June 1997, the FASB issued Financial Accounting Standard No. 130, "Reporting Comprehensive Income," and Financial Accounting Standard No. 131, "Disclosure about Segments of an Enterprise and Related Information." These standards are effective for fiscal years beginning after December 15, 1997. See
Note 1 of Notes to Consolidated Financial Statements where discussed.

Inflation
The effects of inflation were not significant to the Company's operations during 1997, 1996 or 1995.

Year 2000 Issues
The Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and is developing an implementation plan to resolve the issue. The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. The Company presently believes that, with planned modifications to existing software and conversions to new software, the Year 2000 problem will not pose significant operational problems for the Company's computer systems as so modified and converted. However, if such modifications and conversions are not completed in a timely fashion, the Year 2000 problem may have a material impact on the operations of the Company.

Special Note Regarding "Forward-Looking" Information
The foregoing section contains "forward-looking" statements which represent the Company's expectations or beliefs concerning future events, including the sufficiency of funds from operations and available borrowings to meet the Company's working capital and capital expenditure needs for 1998. A number of important factors could, individually or in the aggregate, cause actual results to differ materially from those forming the basis of the forward-looking statements, including changes in the Company's relationship with its largest customers and increased competition in, and changes in laws and regulations relating to, the temporary services, professional services and outsourcing industry.

Consolidated Balance Sheets

--------------------------------------------------------------------------------

Norrell Corporation and Subsidiaries

                                                              Nov. 2, 1997   Oct. 27, 1996

(in thousands, except share amounts)
ASSETS
CURRENT ASSETS
 Cash and short-term investments                                 $   6,678     $   8,876
 Accounts receivable trade, less
   allowances of $6,497 in 1997 and
   $7,411 in 1996                                                  215,463       145,843
 Prepaid expenses                                                    2,915         2,674
 Other                                                              12,823         9,995
----------------------------------------------------------------------------------------
     Total current assets                                          237,879       167,388


PROPERTY AND EQUIPMENT, LESS ACCUMULATED DEPRECIATION               19,759        13,513
----------------------------------------------------------------------------------------
NONCURRENT DEFERRED INCOME TAXES                                    12,690         6,034
----------------------------------------------------------------------------------------
OTHER ASSETS
 Goodwill and other intangibles, net of amortization               136,358        45,069
 MIS development costs, net of amortization                         19,486        18,634
 Investments and other assets                                       12,672        12,593
----------------------------------------------------------------------------------------
     Total other assets                                            168,516        76,296
----------------------------------------------------------------------------------------
Total Assets                                                     $ 438,844     $ 263,231
----------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
 Current maturities of long-term debt                            $  12,881     $   9,789
 Accounts payable                                                   12,390        14,651
 Accrued expenses                                                   90,515        67,536
 Deferred revenue and gain                                           8,779        10,822
----------------------------------------------------------------------------------------
     Total current liabilities                                     124,565       102,798
Long-Term Debt, less current maturities                             60,129        23,316
Long-Term Deferred Gain                                              9,983        11,471
Long-Term Accrued Expenses                                          36,961        27,614
----------------------------------------------------------------------------------------
     Total liabilities                                             231,638       165,199
----------------------------------------------------------------------------------------


SHAREHOLDERS' EQUITY
  Common stock, stated value $.01 per share;
    50,000,000 shares authorized,
    with shares issued and outstanding
    of 26,903,738 in 1997 and 23,566,204 in 1996                       270           236
  Treasury stock, at cost; 34,457 shares in
    1997 and 29,091 shares in 1996                                  (1,062)         (575)
  Additional paid-in capital                                       133,219        44,096
  Notes receivable from officers and employees                        (125)         (111)
  Retained earnings                                                 74,904        54,386
----------------------------------------------------------------------------------------
      Total shareholders' equity                                   207,206        98,032
----------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                       $ 438,844      $263,231
----------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

--------------------------------------------------------------------------------

Norrell Corporation and Subsidiaries



Years Ended                                            Nov. 2, 1997(1)  Oct. 27, 1996   Oct. 29, 1995
-----------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)

REVENUES                                                 $ 1,300,039     $ 1,013,877     $   842,360
COST OF SERVICES                                           1,014,048         795,013         656,517
----------------------------------------------------------------------------------------------------
  Gross profit                                               285,991         218,864         185,843
OPERATING EXPENSES                                           209,499         169,206         149,745
DEPRECIATION AND AMORTIZATION                                 10,365           5,904           4,261
NON-RECURRING CHARGES                                         17,700              --              --
----------------------------------------------------------------------------------------------------
  Income from operations                                      48,427          43,754          31,837
----------------------------------------------------------------------------------------------------
OTHER EXPENSE
  Interest                                                    (6,989)         (1,200)           (365)
  Other                                                       (1,986)         (1,485)         (1,628)
----------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES         39,452          41,069          29,844
INCOME TAXES                                                  14,994          15,812          12,518
----------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                             24,458          25,257          17,326
DISCONTINUED OPERATIONS
  Loss on disposal, net                                           --              --            (348)
----------------------------------------------------------------------------------------------------
NET INCOME                                               $    24,458     $    25,257     $    16,978
----------------------------------------------------------------------------------------------------
EARNINGS (LOSS) PER COMMON SHARE
  Continuing operations                                  $      0.91     $      1.00     $      0.71
  Discontinued operations                                         --              --           (0.01)
----------------------------------------------------------------------------------------------------
                                                         $      0.91     $      1.00     $      0.70
----------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                 26,747          25,344          24,357
----------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.
(1) Fiscal year included 53 weeks.

Consolidated Statements of Shareholders' Equity

--------------------------------------------------------------------------------

Norrell Corporation and Subsidiaries


                                                                                           Additional  Notes Receivable
                                                            Common Stock       Treasury      Paid-ln     From Officers    Retained
(in thousands, except share and per share amounts)       Shares      Amount      Stock       Capital     and Employees    Earnings
---------------------------------------------------------------------------------------------------------------------------------
Balance at October 30, 1994                               23,856     $  239     $  (217)    $  43,035     $    (545)    $  24,754
Stock options exercised                                      560          5         299         1,987           (96)           --
Common stock issued                                           12         --          28            78           (14)           --
Dividends on common stock ($0.12 per share)                   --         --          --            --            --        (2,639)
Issuance of options for discounted stock option plan          --         --          --           703            --            --
Purchase and retirement of common stock                   (1,162)       (12)         --        (4,421)           --        (6,899)
Purchase of treasury stock                                   (52)        --        (586)           --            --            --
Decrease in receivable from employees                         --         --          --            --           257            --
Net income                                                    --         --          --            --            --        16,978
---------------------------------------------------------------------------------------------------------------------------------
Balance at October 29, 1995                               23,214        232        (476)       41,382          (398)       32,194
Stock options exercised                                      337          4         436         1,213            --            --
Common stock issued                                           41         --          --           563           (40)           --
Dividends on common stock ($0.14 per share)                   --         --          --            --            --        (3,065)
Issuance of options for discounted stock option plan          --         --          --           938            --            --
Purchase of treasury stock                                   (26)        --        (535)           --            --            --
Decrease in receivable from employees                         --         --          --            --           327            --
Net income                                                    --         --          --            --            --        25,257
---------------------------------------------------------------------------------------------------------------------------------
Balance at October 27, 1996                               23,566        236        (575)       44,096          (111)       54,386
Stock options exercised, including related tax benefits      614          6       1,159         4,773            --            --
Stock offering proceeds                                    2,500         25          --        76,091            --            --
Other common stock issued                                    284          3          19         7,191           (40)           --
Dividends on common stock ($0.16 per share)                   --         --          --            --            --        (3,940)
Issuance of options for discounted stock option plan          --         --          --         1,068            --            --
Purchase of treasury stock                                   (60)        --      (1,665)           --            --            --
Decrease in receivable from employees                         --         --          --            --            26            --
Net income                                                    --         --          --            --            --        24,458
---------------------------------------------------------------------------------------------------------------------------------
Balance at November 2, 1997 (1)                           26,904     $  270     $(1,062)    $ 133,219     $    (125)    $  74,904
---------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.
(1) Fiscal year included 53 weeks.

Consolidated Statements of Cash Flows

--------------------------------------------------------------------------------

Norrell Corporation and Subsidiaries



Years Ended                                                        Nov. 2, 1997(1) Oct. 27, 1996 Oct. 29, 1995
--------------------------------------------------------------------------------------------------------------
(in thousands)
Cash Flows from Operating Activities
  Net income                                                          $  24,458     $  25,257     $  16,978
  Adjustments to reconcile net income to net
      cash provided by operating activities
    Depreciation and amortization - operating expenses                   10,365         5,904         4,261
    Depreciation and amortization - cost of
      services/other expenses                                               667           409           235
    Gain on retirement of common stock                                   (1,884)       (2,177)       (4,499)
    Non-recurring charge                                                 17,700            --            --
    Provision for doubtful accounts                                       1,095         2,315         1,699
    Deferred income taxes                                                (8,114)          173           963
    Deferred gain on sale of building                                    (1,488)       12,967            --
    Long-term accrued expenses                                            3,989         2,304         3,222
    Other                                                                 4,071           106           270
    Change in current assets and current liabilities
      Accounts receivable, trade                                        (60,748)      (20,235)      (28,899)
      Accounts payable                                                   (7,434)        3,025         6,180
      Accrued expenses                                                   17,983         7,759         8,320
      Other                                                              (2,059)          174        (1,383)
--------------------------------------------------------------------------------------------------------------
        Net cash (used in) provided
          by operating activities                                        (1,399)       37,981         7,347
--------------------------------------------------------------------------------------------------------------

Cash Flows from Investing Activities
  Cost of acquisitions, net of cash acquired                            (87,662)      (32,963)       (2,861)
  Increase in MIS development costs, net                                (17,695)      (14,741)       (4,687)
  Additions to property and equipment, net                              (10,902)       (6,880)       (5,336)
  (Increase) decrease in goodwill and other intangibles, net             (1,344)         (270)        1,599
  Increase in investments and other non-current assets                   (3,361)       (2,046)          (50)
--------------------------------------------------------------------------------------------------------------
        Net cash used in investing activities                          (120,964)      (56,900)      (11,335)
--------------------------------------------------------------------------------------------------------------

Cash Flows from Financing Activities
  Proceeds from the issuance of long-term debt                          272,827        87,886         6,398
  Repayments of long-term debt                                         (232,924)      (64,102)       (4,181)
  Stock option exercises, including related tax benefits                  5,913         1,646         2,186
  Dividends paid on common stock                                         (3,940)       (3,065)       (2,639)
  Acquisition of treasury stock                                            (520)         (536)         (552)
  Proceeds from the issuance of common stock                             78,809           851           315
--------------------------------------------------------------------------------------------------------------
      Net cash provided by financing activities                         120,165        22,680         1,527
--------------------------------------------------------------------------------------------------------------

Net (Decrease) Increase in Cash and Short-Term Investments               (2,198)        3,761        (2,461)

Cash and Short-Term Investments at Beginning of Period                    8,876         5,115         7,576
--------------------------------------------------------------------------------------------------------------

Cash and Short-Term Investments at End of Period                      $   6,678     $   8,876     $   5,115
--------------------------------------------------------------------------------------------------------------

Supplementary Cash Flow Disclosures
  Cash payments during the period for
    Interest                                                          $   6,340     $   1,183     $     364
    Income taxes, net of refunds                                         20,828        17,303        12,907
  Noncash investing and financing activity
    Issuance of options to benefit plan                                   1,083           938           703
    Exercise of benefit plan stock options                               (1,488)         (630)         (385)


The accompanying notes are an integral part of these consolidated financial statements.
(1) Fiscal year included 53 weeks.

Notes to Consolidated Financial Statements

-------------------------------------------------------------------------------

Norrell Corporation and Subsidiaries

1.     Summary of Significant Accounting Policies and Other Matters

Basis of Presentation
The consolidated financial statements include the accounts of Norrell Corporation and its subsidiaries (the "Company"). All material intercompany accounts and transactions have been eliminated.

Business and Revenue Recognition
The Company operates in one industry segment, providing staffing and outsourcing services in the United States and parts of Canada. Revenue is generally recognized upon the performance of services. Certain services are performed under long-term contracts.

Revenue from these contracts is recognized using the percentage-of-completion method based on the percentage that incurred costs to date bear to total estimated costs after giving effect to the most recent estimates of total cost. Losses expected to be incurred on jobs in process would be charged to income as soon as such losses are known. Amounts received from customers in excess of revenues recognized to date are classified as deferred revenues and are included in current liabilities.

A portion of the Company's revenue is attributable to franchise operations. Employees and customers of franchise operations are employees and customers of the Company. The Company includes such revenues and related direct costs in its revenues and cost of services, respectively. The net distribution paid to the franchisee is based on a percentage of the gross profit generated and is included in operating expenses.

Significant Customer Information
For fiscal years 1997 and 1995, one customer accounted for 13.2% and 16.2% of revenues, respectively. For fiscal year 1996, two customers accounted for revenues of 27.6%.

Statements of Cash Flows
For purposes of the statements of cash flows, the Company considers all liquid investments with a maturity of three months or less at the time of purchase to be cash and short-term investments.

Financial Instruments
Based on pertinent information available to the Company at November 2, 1997, the Company estimates that the carrying value of cash and short-term investments, investments, current maturities of long-term debt and long-term debt approximate their fair values when compared to instruments of similar type, terms and maturity.

Intangible Assets
Intangible assets consist primarily of goodwill associated with acquired businesses, which is amortized on a straight-line basis over 40 years. Subsequent to an acquisition, the Company regularly evaluates whether events and circumstances have occurred that indicate the carrying amount of goodwill may warrant revision or may not be recoverable.

When factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the future undiscounted net cash flows of the related business over the remaining life of the goodwill in measuring whether the goodwill is recoverable. Other intangible assets are amortized over two to seven years. Amortization expense for fiscal years 1997, 1996 and 1995 was $3,617,000, $1,015,000 and $641,000, respectively. Accumulated amortization of intangibles was $11,470,000 and $7,853,000 at November 2, 1997, and October 27, 1996, respectively.

Management Information Systems ("MIS") Development
During fiscal 1997 and 1996, the Company incurred costs associated with the purchase and development of management information systems unrelated to the impact of year 2000 processing issues. These costs are capitalized and amortized on a straight-line basis over five years. MIS development cost amortization for 1997 and 1996 was $2,464,000 and $719,000, respectively.

Preferred Stock
The Company is authorized to issue 10,000,000 shares of no par preferred stock. The Board of Directors is authorized to fix relative rights, preferences and limitations of any unissued series of preferred stock. No preferred stock was issued or outstanding at November 2, 1997, or October 27, 1996.

Other Income (Expense)
Other income (expense) consists of the following:

                                      1997        1996        1995
--------------------------------------------------------------------
(in thousands)
Interest income                     $   346     $   481     $   428
Equity in loss of joint ventures     (2,026)       (803)       (656)
Amortization of deferred
  loan costs and bank fees             (907)       (885)       (762)
Loss on disposal of fixed assets        (16)       (218)       (335)
Minority interest                       193         (10)         --
Other, net                              424         (50)       (303)
--------------------------------------------------------------------
  Total                             $(1,986)    $(1,485)    $(1,628)
--------------------------------------------------------------------


Earnings (Loss) Per Share
Earnings (loss) per share is computed by dividing income (loss) attributable to common shareholders by the weighted average number of shares of common stock outstanding during each period adjusted to reflect the assumed exercise of dilutive stock options under the treasury stock method.

Stock Split
On June 4, 1996, the Board of Directors authorized a two-for-one split of common stock for shareholders of record on June 24, 1996. The stated value remained at $.01 per share. All references in the accompanying financial statements to the number of common shares, except shares authorized, and to per-share amounts have been restated to reflect the stock split. The stated value of the additional shares of common stock issued in connection with the stock split has been credited to common stock with the like amount charged to retained earnings.

Stock Offering
On July 28, 1997, the Company completed the sale of 2,500,000 shares of its common stock at a public offering price of $32.25 per share. The net proceeds of $76,116,000 were used to reduce amounts outstanding under the $150,000,000 revolving credit facility.

New Accounting Pronouncements
In March 1997, the Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standard No. 128 ("SFAS 128"), "Earnings Per Share," which is effective for fiscal years ending after December 15, 1997. Early adoption is not permitted. SFAS 128 may significantly change reported earnings per share ("EPS") for companies, such as Norrell Corporation, with complex capital structures, as compared to EPS calculated using the modified treasury stock method. The pro forma effect of applying the provisions of SFAS 128 is as follows:

                                    1997                   1996

                          Historical   Pro Forma   Historical    Pro Forma
--------------------------------------------------------------------------
Primary/Basic EPS           $0.91        $0.99       $1.00         $1.08
Fully Diluted/Diluted EPS   $0.91        $0.91       $0.98         $1.00

     In June 1997, the FASB issued Financial Accounting Standard No. 130, "Reporting Comprehensive Income," effective for fiscal years beginning after December 15, 1997. This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Based on current accounting standards, this new accounting statement is not expected to have a material impact on the Company's consolidated financial statements. The Company will adopt this accounting standard in fiscal 1999.

     Also in June 1997, the FASB issued Financial Accounting Standard No. 131, "Disclosure about Segments of an Enterprise and Related Information," effective for fiscal years beginning after December 15, 1997. This statement requires companies to identify segments consistent with the manner in which management makes decisions about allocating resources to segments and measuring their performance. Disclosures for the newly identified segments are similar to those required under current standards, with the addition of certain quarterly disclosure requirements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company will adopt this accounting standard in fiscal 1999.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
Certain amounts have been reclassified in the 1996 and 1995 financial statements to conform to the 1997 presentation.

Fiscal Year
The Company operates on a 52- or 53-week fiscal year which resulted in fiscal year ends of November 2, 1997, October 27, 1996, and October 29, 1995. The fiscal year ended November 2, 1997, included 53 weeks. Fiscal years ended October 27, 1996, and October 29, 1995, included 52 weeks.

2.     Acquisitions
Effective July 15, 1996, the Company acquired all of the assets and certain of the liabilities of Analytical Technologies, Inc. and ANATEC Canada, Inc. (collectively, "ANATEC"). ANATEC is a software services and technology organization serving primarily Fortune 500 companies in the Midwestern United States. Services include consulting, project management, software development, training and software systems integration services. The $25,905,000 excess of the acquisition cost over fair value of ANATEC's tangible assets has been allocated to goodwill and is being amortized over 40 years. In addition to the $27,100,000 paid at closing, ANATEC was paid a contingent payment of $9,200,000 based on its achieving a specified level of gross profit for the 12-month period ending December 31, 1996. At June 30, 1996, ANATEC had net assets of $1,469,000.

       On August 5, 1996, the Company acquired all of the issued and outstanding stock of American Technical Resources, Inc. ("ATR") in exchange for 1,000,000 shares of company common stock in a transaction accounted for as a pooling of interests. ATR is an information technology staffing company that specializes in providing computer professionals for short and long-term assignments including contract programming, contract recruiting and payrolling services. At July 31, 1996, ATR had net assets of $3,224,000. The Company's financial statements have been restated to include the results of ATR for all periods presented.

       Effective January 2, 1997, the Company acquired all of the outstanding common and preferred stock and all vested and unvested stock rights of Comtex Information Systems, Inc. ("Comtex") for $67,000,000 of cash plus stock options to acquire approximately 141,000 shares of Norrell Corporation Common Stock at a weighted average exercise price of $4.56 per share. Comtex is a New York City-based provider of information technology services, including systems planning and development, organizational consulting related to business transformation and staff augmentation support. Comtex has locations in New York, New York; White Plains, New York; and Miami, Florida. The $62,231,000 excess of the acquisition cost over the fair value of Comtex's tangible assets has been allocated to goodwill and is being amortized over 40 years. At December 31, 1996, Comtex had net assets of $10,066,000.

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Norrell Corporation and Subsidiaries


3.     Discontinued Operations

On October 29, 1993, the Company sold substantially all assets of its comprehensive home care and nursing resource management operations to Hooper Holmes, Inc., a New York corporation. In the third quarter of 1995, a loss on disposal of $348,000, net of tax, was provided for legal expenses and expenses associated with the wind down of these operations.

4.     Property and Equipment, Investments and Other Assets

Property and Equipment
The major classes of property and equipment are as follows:

                                       1997       1996
-------------------------------------------------------
(in thousands)
Leasehold improvements               $ 5,964    $ 5,542
Furniture, fixtures and equipment     26,815     31,508
-------------------------------------------------------
                                      32,779     37,050
Less accumulated depreciation         13,020     23,537
-------------------------------------------------------
Net property and equipment           $19,759    $13,513
-------------------------------------------------------

       Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated asset lives of three to twelve years for leasehold improvements and three to ten years for furniture, fixtures and equipment.

       Depreciation expense for fiscal years 1997, 1996 and 1995 was $4,892,000, $4,273,000 and $3,413,000, respectively.

Investments and Other Assets
Investments consist principally of securities held for employee benefit plans and are carried at market.

       In October 1994, the Company acquired a 50% equity interest in a joint venture formed for the purpose of providing administrative outsourcing services for health care facilities. During fiscal years 1997, 1996 and 1995, the Company contributed $2,092,000, $1,059,000 and $908,000, respectively, for general operating purposes in accordance with the joint venture agreement. Refer to Note 6, where the termination of this investment is discussed.

5.     Accrued Expenses

Current and long-term accrued expenses are summarized as follows:

                                       1997      1996
-------------------------------------------------------
(in thousands)
Current:
  Accrued wages, salaries
    and related taxes                $58,505    $48,905
  Workers' compensation
    reserve, current portion           7,292      6,737
  Other                               24,718     11,894
-------------------------------------------------------
    Total                            $90,515    $67,536
-------------------------------------------------------
Long-term:
  Workers' compensation
    reserve, less current portion    $17,477    $16,146
  Other                               19,484     11,468
    Total                            $36,961    $27,614
-------------------------------------------------------

       The Company self-insures up to specified limits for certain risks related to workers' compensation liability. The estimated costs of existing and future claims under the insurance program are accrued as incidents occur based on historical loss development trends which may be subsequently revised based on developments relating to such claims.

6.     Non-recurring Charges

During the fourth quarter of 1997, the Company recorded a charge of $17,700,000, before tax, of which $14,980,000 was related to the impairment of certain MIS development costs. The MIS development cost write-down resulted from an examination of the Company's payroll and billing systems. Based on a review made in conjunction with outside consultants, the system architecture of the weekly payroll system lacked the required capacity, flexibility and speed to support anticipated volumes. Additionally, as a consequence of billing system customizations required to meet the Company's customer and financial reporting requirements, and the resulting difficulty and cost to upgrade the billing system, the system must be replaced versus upgraded. A process, supported by outside consultants, is underway to re-examine long-term business needs and to determine an appropriate technical solution to the Company's systems requirements. The Company anticipates completing the technical assessment by the end of the first quarter of fiscal 1998. In the interim, the Company expects no disruption in normal business. The recognition of this impairment was in accordance with the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the

Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." The remaining $2,720,000 charge resulted from the termination of two businesses that did not meet the Company's expectations: a joint venture formed in October 1994 of which the Company has a 50% interest and a Staffing Services business acquired in April 1994 which provided executive training. This charge was equal to the Company's investment in the joint venture, the acquired goodwill in the Staffing Services business, and estimated costs to terminate operations of each business.

7.     Notes Payable and Long-Term Debt

The Company's debt is summarized as follows:

                                         1997       1996
----------------------------------------------------------
(in thousands)
  Revolving credit facility, due
    September 30, 2000, with
     varying interest rates,
     interest payable monthly           $60,000    $23,000
  Bank lines of credit due in
    varying installments before
    October 30, 1998, with
    varying interest rates, interest
    payable monthly                      12,540      9,555
  Other notes payable in various
    installments through 2000               470        550
----------------------------------------------------------
  Total                                  73,010     33,105
  Less current maturities                12,881      9,789
----------------------------------------------------------
  Total long-term debt                  $60,129    $23,316
----------------------------------------------------------

       At November 2, 1997, the Company had a $150,000,000 revolving credit facility expiring September 30, 2000 with a group of commercial banks. Borrowings are unsecured and bear interest at LIBOR, plus an applicable margin. The revolving credit facility contains negative and affirmative covenants which
(a) limit additional indebtedness, liens, investments, payment of dividends and disposition of assets and (b) require maintenance of certain financial ratios. In addition, five commercial banks make available unsecured lines of credit that total $50,000,000. Maturities and interest rates on borrowings under these lines are negotiated at the time such borrowings occur. The Company's policy is to classify borrowings under the revolving credit facility as long-term debt since the Company has the ability under the credit agreement, and the intent, to maintain the obligation for longer than one year.

       The Company has also entered into four interest rate swap agreements in order to manage exposure to fluctuations in interest rates. The difference between fixed and variable interest amounts calculated by reference to agreed-upon notional principal amounts is recognized as an adjustment to interest expense over the life of the swaps. Two of the swap agreements are each for notional principal amounts of $20,000,000. The remaining two agreements are for notional principal amounts of $12,000,000 and $8,000,000. The Company exchanges floating interest rates based on LIBOR for an average fixed rate of 6.43% at quarterly settlement dates. The swap agreements expire between November 2001 and January 2002. At November 2, 1997, if the Company had terminated each of the swap agreements, the Company's cost of termination would have totaled approximately $997,000.

       The following is a summary of data concerning total debt:

                             Revolving Credit Facility       Lines of Credit
                                 1997         1996         1997         1996
------------------------------------------------------------------------------
(in thousands of dollars)
Outstanding borrowings
  at end of period             $ 60,000     $ 23,000     $ 12,540     $  9,555
Outstanding
  month-end balances:
    Maximum                     120,000       33,448       40,225       11,470
    Average                      85,417       30,835       22,116        5,274
Weighted average
 interest rate (including
 the effect of the
 aforementioned
 interest rate swap
 agreements):
  At end of period                 6.74%        5.63%        6.04%        5.57%
  For the period                   6.26%        5.95%        5.75%        5.65%

       Future maturities of long-term debt at November 2, 1997 are as follows:

 Year                     Amount
------------------------------------
                      (in thousands)
Fiscal 1999               $    72
Fiscal 2000                60,057
------------------------------------
Total                     $60,129
------------------------------------

8.     Deferred Revenue and Gain

On December 11, 1995, the Company's headquarters building was sold by its joint venture owner. The Company had a 50% interest in this joint venture which was formed in 1986 to construct, finance, own and operate a 300,000 square-foot office building in Atlanta, Georgia. The Company's share of the pretax gain from the sale was $14,251,000. Concurrent with the sale, the Company extended its lease for office space in the building for an additional seven years. The gain has been deferred and is being amortized on a straight-line basis through July 2005 since the landlord may terminate the lease as of this date, and is recorded as a reduction in rent expense. At November 2, 1997, and October 27, 1996, the deferred gain was $11,479,000 and $12,967,000, of which $9,983,000 and
$11,471,000, respectively, was classified as long term.

       Included in deferred revenue in the accompanying balance sheets was $2,237,000 and $4,121,000 at November 2, 1997, and October 27, 1996,
respectively, resulting from redemption of 580,947 shares of the Company's common stock. On December 1, 1994, the stock was returned by a major customer as partial consideration for the Company agreeing to renegotiate that customer's contract for services. The difference between the fair market value of the stock at the redemption date and the unamortized cost of the prior service contract was deferred and is being amortized into income through December 1998, the term of the new service contract.

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Norrell Corporation and Subsidiaries


9.     Stock Option and Purchase Plans

The Company has a stock incentive plan and an employee stock purchase plan. These plans are described in detail below.

       The stock incentive plan provides for the grant of incentive stock options, nonqualified stock options and other equity-based incentives. At November 2, 1997, there were 3,293,334 shares of common stock reserved for this plan, of which 153,063 shares were available for future option grants. Incentive stock options are granted at not less than fair value and expire five to ten years after the date of grant. Nonqualified options are granted at prices determined by the Board of Directors and expire five to ten years after the date of grant. The exercise period for all options is fixed by the Board. Nonqualified stock options to purchase common stock have been granted to certain directors.

       On January 1, 1996, the Company instituted an employee stock purchase plan for all employees. Employees may contribute up to 15% of their compensation to purchase the Company's common stock at 85% of the lower of the fair market value on the first or last business day of quarterly purchase periods. Under the plan, the Company sold 50,903 and 59,332 shares in 1997 and 1996 at average exercise prices of $22.77 and $13.26, respectively. The Company has reserved 600,000 shares of common stock for the plan. At November 2, 1997, 489,766 shares were available for future issuance.

       No compensation expense related to these plans has been recognized consistent with the provisions of Accounting Principles Board Opinion No. 24, "Accounting for Stock Issued to Employees." Had compensation expense for the plans been recorded based on the fair value of the options at the grant date as prescribed by Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

Fiscal years                                     1997        1996
---------------------------------------------------------------------
(in thousands, except per share amounts)
Net income:
  As reported                                $   24,458    $   25,257
  Pro forma                                  $   22,549    $   24,775

Primary earnings per share:
  As reported                                $     0.91    $     1.00
  Pro forma                                  $     0.84    $     0.98

Pro forma amounts were computed using the Black-Scholes option pricing model with the following assumptions used for grants in 1997 and 1996: dividend yield of 0.60%; expected volatility of 32%; risk-free interest rates of 4.91% to 6.91% and expected lives of 3 months to 7.7 years. Since the SFAS 123 method of accounting has not been applied to options granted prior to October 30, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

A summary of stock option activity follows:

                                                    Weighted
                                                     Average
                                      Options     Exercise Price
----------------------------------------------------------------
Outstanding, at October 30, 1994     2,250,910     $    6.30

Granted                              1,379,598         12.50
Exercised                             (525,586)         4.34
Canceled/Expired                      (107,172)         4.71
----------------------------------------------------------------
Outstanding, at October 29, 1995     2,997,750          8.28
Options exercisable, end of year       630,910          3.05

Granted                                469,674         21.13
Exercised                             (298,733)         5.51
Canceled/Expired                      (151,331)        11.94
----------------------------------------------------------------
Outstanding, at October 27, 1996     3,017,360         10.37
Options exercisable, end of year     1,517,514          7.22

Granted                                753,393         21.64
Exercised                             (560,345)         6.16
Canceled/Expired                       (70,151)        15.18
----------------------------------------------------------------
Outstanding, at November 2, 1997     3,140,257         13.72
----------------------------------------------------------------
Options exercisable, end of year     1,511,456     $    9.12
----------------------------------------------------------------

A summary of options outstanding at November 2, 1997, follows:

                                         Weighted Average
                  Range        Number           Remaining   Weighted Average        Number   Weighted Average
        Exercise Prices   Outstanding    Contractual Life    Exercise Prices   Exercisable    Exercise Prices
-------------------------------------------------------------------------------------------------------------------
       $  3.05 -  $ 9.25    1,139,621                 5.1             $ 5.38       920,058            $  5.65
         11.38 -   19.00    1,114,826                 7.9              13.10       527,633              13.39
         24.00 -   29.50      872,578                 8.2              25.14        61,709              24.35
         31.13 -   32.00       13,232                 9.2              31.67         2,056              32.00
-------------------------------------------------------------------------------------------------------------------
       $  3.05 -  $32.00    3,140,257                 6.9             $13.72     1,511,456            $  9.12
-------------------------------------------------------------------------------------------------------------------

10.    Benefit Plans

The Company has a tax qualified 401(k) profit sharing plan which covers substantially all nonhighly compensated employees, as defined under the Internal Revenue Code, other than temporary employees. The plan provides for a matching company contribution of an amount up to 2% of employee compensation. In addition, the Company may make discretionary contributions to the plan. Company contributions are 100% vested after three years of service (two years in the case of employees hired on or after January 1, 1998).

       The Company has an unfunded, nonqualified plan for those highly compensated employees not covered by the 401(k) plan. Under this plan, the Company may match participant contributions up to 2% of participant compensation determined by the Company. In addition, the Company may make discretionary contributions to the plan. Participants are immediately 100% vested in their contributions and are 100% vested in the Company's contribution after three years of service (two years for employees hired on or after January 1, 1998). Participant contributions may be used to purchase rights to buy company stock or may be invested in funds established by the plan administrator. All company contributions are used to purchase rights to buy company stock. Rights are purchased at the fair value of the underlying stock at the time of grant, less the exercise price of $0.15 per share. Rights may not be exercised until the date the participant terminates employment. At November 2, 1997, 370,154 rights ranging in price from $3.05 to $34.69 per share were outstanding and 487,877 were available for grant.

       Effective in June 1994, the Company instituted a management equity program whereby members of senior management who were designated as participants could purchase, at fair market value, shares of company common stock, and for those participants who met certain minimum stock ownership thresholds, stock options were granted as set forth in the plan. This plan was terminated on December 31, 1996. At November 2, 1997, 106,932 shares had been issued under the plan. Any stock options granted under this plan were issued under the Company's stock incentive plan. At November 2, 1997, the balance of notes receivable from plan participants for stock purchases was $125,000.

       Certain highly compensated employees may also qualify for an unfunded, nonqualified salary continuation plan. The plan provides for a benefit upon reaching age 62 and ending at age 76 equal to 20% of average annual compensation as defined in the plan. For participants who become eligible after January 1, 1997, the plan provides for a benefit equal to 1% of average annual compensation, as defined in the plan, multiplied by the lesser of 20 years or the years from eligibility until attainment of age 62. Vesting occurs over ten years (starts in year six at 20% and reaches 100% after year ten).

       Total expense related to the above described benefit plans for the years ended 1997, 1996 and 1995 was $3,371,000, $3,164,000 and $2,408,000,
respectively.

11.    Income Taxes

The provision (benefit) for federal, foreign and state income taxes consists of the following:

                                1997        1996         1995
---------------------------------------------------------------
(in thousands)
  Current:
  Federal                    $ 10,021     $ 14,197     $  9,749
  State                         2,080        1,576        1,758
  Foreign                         427          (83)          68
---------------------------------------------------------------
                               12,528       15,690       11,575
---------------------------------------------------------------

Deferred:
  Federal                       3,764       (1,415)       1,009
  State                        (1,298)       1,537         (318)
---------------------------------------------------------------
                                2,466          122          691
---------------------------------------------------------------
    Total                    $ 14,994     $ 15,812     $ 12,266
---------------------------------------------------------------
  Continuing operations      $ 14,994     $ 15,812     $ 12,518
  Discontinued operations          --           --         (252)
---------------------------------------------------------------
    Total                    $ 14,994     $ 15,812     $ 12,266
---------------------------------------------------------------

       Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                   Nov. 2,     Oct. 27,
                                    1997         1996
--------------------------------------------------------
(in thousands)
Deferred tax liabilities:
  MIS development costs           $ (4,074)    $ (4,099)
  Other                             (3,820)      (4,680)
--------------------------------------------------------
                                    (7,894)      (8,779)
--------------------------------------------------------
Deferred tax assets:
  Workers' compensation             10,527        8,000
  Profit sharing                     6,017        4,767
  Bad debts                          2,845        2,510
  Gains on sale of interest in
    headquarters building            4,436        5,094
  Other                              3,731          398
--------------------------------------------------------
                                    27,556       20,769
--------------------------------------------------------
  Net deferred tax assets         $ 19,662     $ 11,990
--------------------------------------------------------

       The reconciliation of income tax attributable to continuing operations computed at the U.S. statutory tax rate to income tax expense is:

                                         1997      1996     1995
-----------------------------------------------------------------
Income taxes at statutory rate           35.0%     35.0%    35.0%
State taxes, net of federal benefit       1.7       2.4      6.0
Amortization of goodwill                  2.0       0.4      0.4
Other, net                               (0.7)      0.7      0.5
-----------------------------------------------------------------
Total                                    38.0%     38.5%    41.9%
-----------------------------------------------------------------

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

Norrell Corporation and Subisidiaries


12.    Commitments and Contingencies

At November 2, 1997, the Company was committed under operating leases for office facilities and certain equipment. Aggregate minimum rental requirements under these leases are as follows:

 Year                    Amount
-------------------------------
(in thousands)
1998                    $11,838
1999                     13,178
2000                     11,908
2001                     10,491
2002                      9,218
Thereafter               10,870
-------------------------------
Total                   $67,503
-------------------------------

       Rent expense was $10,241,000, $8,409,000 and $8,441,000 for fiscal years
1997, 1996 and 1995, respectively.

       Effective April 1, 1993, the Company entered into a ten-year contract for the purchase of information systems operations services at an annual base cost ranging from $3,000,000 to $5,000,000.

       The Company is, from time to time, a party to ordinary, routine litigation incidental to the Company's business. In the opinion of management, the ultimate resolution of all pending legal proceedings will not have an adverse effect on the Company's business or financial condition.

13.    Selected Quarterly Information (Unaudited)


Fiscal 1997 Quarter Ended
(in thousands, except per share amounts)            Jan. 26       April 27        July 27        Nov. 2 (2)
-----------------------------------------------------------------------------------------------------------
Revenues                                           $ 281,234      $ 317,943      $ 332,691      $ 368,171
Gross profit                                       $  60,889      $  69,911      $  74,317      $  80,874
Net income                                         $   7,201      $   8,479      $   9,175      $    (397)
-----------------------------------------------------------------------------------------------------------
Earnings per common share (1)                      $    0.28      $    0.33      $    0.35      $   (0.01)
-----------------------------------------------------------------------------------------------------------
Weighted average number of shares outstanding         25,732         25,944         26,308         28,828
-----------------------------------------------------------------------------------------------------------

Fiscal 1996 Quarter Ended
(in thousands, except per share amounts)           Jan. 28       April 28         July 28        Oct. 27
-----------------------------------------------------------------------------------------------------------
Revenues                                           $229,251      $250,334         $255,275      $279,017
Gross profit                                         49,434        53,323           53,977        62,130
Net income                                         $  5,114      $  6,249         $  6,619      $  7,275
-----------------------------------------------------------------------------------------------------------
Earnings per common share                          $   0.21      $   0.25         $   0.26      $   0.28
-----------------------------------------------------------------------------------------------------------
Weighted average number of shares outstanding        24,774        24,929           25,485        25,820
-----------------------------------------------------------------------------------------------------------

(1) Due to changes in the weighted average number of shares outstanding each quarter, the sum of earnings per share per quarter does not equal the earnings per share for the applicable year.

(2)    Refer to Note 6, where non-recurring charges are discussed.

Report of Independent Public Accountants

--------------------------------------------------------------------------------

To The Shareholders of Norrell Corporation:

We have audited the accompanying consolidated balance sheets of Norrell Corporation (a Georgia corporation) and subsidiaries as of November 2, 1997 and October 27, 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended November 2, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Norrell Corporation and subsidiaries as of November 2, 1997 and October 27, 1996, and the results of their operations and their cash flows for each of the three years in the period ended November 2, 1997, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Atlanta, Georgia
December 10, 1997